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                     June 11, 2024

       Michelle Hickox
       Chief Financial Officer, Secretary and Treasurer
       First Financial Bankshares, Inc.
       400 Pine Street
       Abilene, TX 79601

                                                        Re: First Financial
Bankshares, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 000-07674

       Dear Michelle Hickox:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance